================================================================================

                                   FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             FOR JANUARY 25, 2002

                             IONA TECHNOLOGIES PLC
            (Exact name of registrant as specified in its charter)

                IRELAND                                 98-0151465
     (State or other jurisdiction of      (I.R.S. employer identification no.)
      incorporation or organization)

           THE IONA BUILDING                                      NONE
      SHELBOURNE ROAD, BALLSBRIDGE                             (Zip code)
            DUBLIN 4, IRELAND
  (Address of principal executive offices)

                             (011) 353-1-662-5255
             (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                     Form 20-F   x      Form 40-F
                                               -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes   x        No
                                         -----         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29154


================================================================================

FOR IMMEDIATE RELEASE

Contact:
IONA
Beth Mittelman                        Jonathan Daly
Director of Investor Relations        Corporate Communications
(781) 902-8033                        (781) 902-8139
beth.mittelman@iona.com               jonathan.daly@iona.com
-----------------------               ----------------------


IONA ANNOUNCES FOURTH QUARTER RESULTS

DUBLIN, IRELAND - JANUARY 23, 2002 - IONAO, the leading e-Business Platform provider for Web Services Integration (NASDAQ: IONA), today announced fourth quarter revenues of $45.5 million, an 11% increase over the previous quarter. The company also reported pro forma earnings of $0.3 million, or $0.01 per share, for the fourth quarter of 2001. For the year 2001, IONA reported revenues of $180.7 million, an 18% increase over 2000. IONA's 2001 pro forma earnings were $2.1 million, or $0.08 per share.

Pro forma earnings exclude amortization of goodwill and purchased intangible assets, as well as restructuring charges, settlement of litigation costs, in-process R&D, stock compensation and the associated tax effect. On a GAAP basis, after taking into account the foregoing items, the company reported a loss per share of $0.91 for fourth quarter and $3.27 for the full year 2001. For full details regarding IONA's reported results, reference the financial tables at the end of this release.

"This was one of the most significant quarters in the company's history," said Barry Morris, IONA's Chief Executive Officer. "In November, we introduced our End 2 Anywhere strategy and solutions for Web Services Integration. By quarter end, we had already shipped products and customers had already deployed our solutions. We are positioned very strongly in this exciting new market."

"We achieved solid results in Q4, despite continued uncertainty in the macroeconomic environment," added Dan Demmer, IONA's Chief Financial Officer. "We grew product revenue 16% sequentially and we achieved our financial goals for the quarter. In addition, we continued to invest in the products, programs and people that will position us to extend our market leadership as the economy recovers."

Looking forward, the company's previous guidance is still appropriate and therefore remains unchanged. This guidance assumes no significant change to the current business conditions during the first half of 2002. Based on the company's expectations, IONA expects year over year revenue growth for 2002 of 5% - 15% and pro forma operating income of 3% - 8% of revenue. The company expects revenue for Q1 2002 to be in the range of $38 - $40 million, and a pro forma loss per share in the range of $0.06 - $0.09.

HIGHLIGHTS FROM IONA'S FOURTH QUARTER 2001 INCLUDED:



 .  IONA announced its End 2 Anywhere vision, strategy and solutions for Web
   Services Integration at a press conference in San Francisco on November 6th. Joining the company at its event were senior executives from Microsoft, PwC, Broadvision, SAIC, HotJobs, KPMG, Nordstrom.com and Zurich Insurance.

 . Boeing signed an enterprise development and runtime license agreement with IONA for use of both the Orbix E2A Web Services Integration Platform and the Orbix E2A Application Server Platform. In addition, Boeing issued a Statement of Direction naming IONA's Orbix E2A Web Services Integration Platform as a preferred integration technology. Additional customer wins in Q4 included GAD, IntelSat, Lucent and Motorola.

 . The XMLBus Edition of Orbix E2A received the coveted "Deploy" rating in a review by InfoWorld, who described XMLBus as "one of the strongest showings among Web services platforms." InfoWorld also said XMLBus was "beneficial to cutting costs, improving reusability and ensuring competitiveness."

 . The IONA Global Alliances team completed partnership agreements with several major IT consulting organizations around the world, including Toshiba, Inventa and TaTa InfoTech, and signed more than 60 ISV partners - including LightSpeed and Aligo.


HIGHLIGHTS FROM IONA'S FISCAL YEAR 2001 INCLUDED:


 . Achieving revenue growth of 18% in the face of a difficult economic environment.

 . Partnering with more than a dozen of the world's leading systems integrators, including PwC, SAIC, Inventa and ProSoft.

 . Acquiring Netfish Technologies, Inc., a leading provider of XML-based, business-to-business integration (B2Bi) solutions, which marked IONA's seventh successful strategic purchase in two years.

 . Investing in the technologies, people and marketing activities necessary to position the company for future growth in Web Services Integration.


IONA will host a conference call to discuss the company's fourth quarter and year 2001 results on Wednesday, January 23, 2002 at 10:00 am EST. Investors and other interested parties may dial into the call using the toll free number (800) 450-5192 in the United States or (706) 634-0918 for international callers. A replay of the call will be available through midnight on Wednesday, January 30, 2002 at (800) 642-1687 from the U.S. or (706) 645-9291 from outside the U.S., with reservation number 2841376. Interested parties may access an online, real-time Webcast and rebroadcast of IONA's fourth quarter conference call via the investor relations section of the Web site www.iona.com. The Webcast will be archived at this address through midnight on Wednesday, January 30, 2002.

ABOUT IONA
IONA is a leading e-Business Platform provider for Web Services Integration. IONA Orbix E2A(TM), which consists of the Orbix E2A Web Services Integration Platform and Orbix E2A Application Server Platform, enables the flow of information across disparate systems and the liberation of application assets for new business opportunities. Founded in 1991, IONA(R) (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts. The company had revenues of $181 million in 2001 and employs more than 900 people in more than 30 offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.


This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the integration of recent and future acquisitions; the launch of IONA's End 2 Anywhere strategy for Web Services Integration; Growth in market demand for Web services and integration; IONA's enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not rely on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.


NOTE TO EDITORS: To access IONA press releases and background material on the web, visit: http://www.iona.com. If you would like to receive IONA press releases by e-mail, contact Jonathan Daly at jonathan.daly@iona.com.

IONA, IONA Technologies, E2A, Orbix E2A, and IONA e-Business Platform, are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Java and J2EE are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc in the U.S. and other countries. All other trademarks that may appear herein are the property of their respective owners.

                               IONA Technologies
                  Condensed Consolidated Statement of Income
              (U.S. dollars in thousands, except per share data)

                                                Three Months Ended                       Twelve Months Ended
                                          December 31,       December 31,         December 31,       December 31,
                                             2001               2000                 2001               2000
                                          (Unaudited)       (Unaudited)           (Unaudited)        (Unaudited)
                                     ------------------------------------      ------------------------------------
Revenue:
    Product revenue                           $  29,522             $33,097           $ 118,178            $105,533
    Service revenue                              15,950              14,769              62,526              47,530
                                       ----------------    ----------------    ----------------    ----------------
    Total revenue                                45,472              47,866             180,704             153,063

Cost of revenue:
    Cost of product revenue                         614                 909               3,190               3,457
    Cost of service revenue                       8,341               8,436              34,926              26,484
                                       ----------------    ----------------    ----------------    ----------------
    Total cost of revenue                         8,955               9,345              38,116              29,941

                                       ----------------    ----------------    ----------------    ----------------
    Gross profit                                 36,517              38,521             142,588             123,122

Operating expense:
    In-process research and
    development                                       0                   0               3,600                   0
    Research and development                     10,672               6,778              40,260              26,906
    Sales and marketing                          22,172              19,866              88,419              63,669
    General and administrative                    3,771               3,361              15,318              12,046
    Amortization of goodwill and
    purchased intangible assets                  24,823               3,171              75,554               7,831
    Restructuring                                     0                   0               5,705                   0
    Settlement of litigation (1)                      0                   0                   0               1,350
                                       ----------------    ----------------    ----------------    ----------------
    Total operating expense                      61,438              33,176             228,856             111,802

Income (loss) from operations                   (24,921)              5,345             (86,268)             11,320

    Interest income, net                            170               1,370               2,504               4,116
    Net exchange (loss)                            (223)               (117)               (468)               (384)
    Other                                             0                 293                 164               1,912
                                       ----------------    ----------------    ----------------    ----------------

Income (loss) before provision
     for (benefit of) income taxes              (24,974)              6,891             (84,068)             16,964
Provision for (benefit of) income
     taxes                                           84               1,137                (568)              2,799
                                       ----------------    ----------------    ----------------    ----------------

Net income (loss)                              ($25,058)            $ 5,754            ($83,500)           $ 14,165
                                       ================    ================    ================    ================

Net income (loss) per Ordinary
 Share and per ADS
    Basic                                        ($0.91)            $  0.27              ($3.27)           $   0.67
    Diluted                                      ($0.91)            $  0.24              ($3.27)           $   0.60
    Pro forma basic                           $    0.01             $  0.39           $    0.08            $   1.03
    Pro forma diluted                         $    0.01             $  0.35           $    0.08            $   0.93
                                       ================    ================    ================    ================

Shares used in computing net income
    per ordinary share and per ADS
    (in thousands)
    Basic                                        27,645              21,670              25,556              21,177
    Diluted                                      27,645              23,931              25,556              23,520
    Pro forma basic                              27,645              21,670              25,556              21,177
    Pro forma diluted                            28,276              23,931              26,877              23,520
                                       ================    ================    ================    ================

(1) RSA Securities, Inc. ("RSA") and the Massachusetts Institute of Technology filed suit against IONA alleging that IONA breached the terms of a patent license between RSA and IONA. IONA and RSA entered into a confidential settlement agreement to settle all outstanding claims among the parties.

                               IONA Technologies
                         Pro forma Statement of Income
            Impact of Pro forma Adjustments on Pro forma Net Income
              (U.S. dollars in thousands, except per share data)

                                            Three Months Ended                   Three Months Ended
                                             December 31, 2001                    December 31, 2000
                                     ------------------------------------  --------------------------------
                                          As       Adjusts(1)   Pro           As       Adjusts(2)    Pro
                                       Reported                forma        Reported                forma
Revenues                              $  45,472          0     $45,472       $47,866          0     $47,866

Cost of revenue                           8,955       (116)      8,839         9,345          0       9,345

Gross profit                             36,517        116      36,633        38,521          0      38,521

Total operating expense                  61,438    (25,215)     36,223        33,176     (3,171)     30,005

Income (loss) from operations           (24,921)    25,331         410         5,345      3,171       8,516

Income before provision for
 income taxes                           (24,974)    25,331         357         6,891      3,171      10,062

Net income (loss)                      ($25,058)    25,356     $   298       $ 5,754      2,648     $ 8,402

Net income (loss) per ordinary
 share and per ADS
     Basic                               ($0.91)  $   0.92     $  0.01       $  0.27       0.12     $  0.39
     Diluted                             ($0.91)      0.92     $  0.01       $  0.24       0.11     $  0.35

Shares used in computing net
 income per ordinary share and
 per ADS (in thousands)
     Basic                               27,645                 27,645        21,670                 21,670
     Diluted                             27,645                 28,276        23,931                 23,931


                                            Twelve Months Ended                  Twelve Months Ended
                                             December 31, 2001                    December 31, 2000
                                     ------------------------------------  --------------------------------
                                          As        Adjusts(1)   Pro           As       Adjusts(2)    Pro
                                       Reported                 forma        Reported                forma
Revenues                               $ 180,704          0    $180,704      $153,063         0    $153,063

Cost of revenue                           38,116       (406)     37,710        29,941         0      29,941

Gross profit                             142,588        406     142,994       123,122         0     123,122

Total operating expense                  228,856    (86,230)    142,626       111,802    (9,181)    102,621

Income (loss) from operations            (86,268)    86,636         368        11,320     9,181      20,501

Income before provision for
 income taxes                            (84,068)    86,636       2,568        16,964     9,181      26,145

Net income (loss)                       ($83,500)    85,645    $  2,145      $ 14,165     7,666    $ 21,831

Net income (loss) per ordinary
 share and per ADS
      Basic                               ($3.27)      3.35    $   0.08      $   0.67      0.36    $   1.03
      Diluted                             ($3.27)      3.35    $   0.08      $   0.60      0.33    $   0.93

Shares used in computing net
 income per ordinary share and
 per ADS (in thousands)
      Basic                               25,556                 25,556        21,177                21,177
      Diluted                             25,556                 26,877        23,520                23,520

(1) Adjusted to exclude: amortization of goodwill and purchased intangible assets of $24,823,000 for the three months ended December 31, 2001 and $75,554,000 for the twelve months ended December 31, 2001; stock compensation of $508,000 for the three months ended December 31, 2001 and $1,777,000 for the twelve months ended December 31, 2001; restructuring of $5,705,000 for the twelve months ended December 31, 2001; in-process research and development of $3,600,000 for the twelve months ended December 31, 2001; and the associated tax effect of ($25,000) for the three months ended December 31, 2001 and $991,000 for the twelve months ended December 31, 2001.

(2) Adjusted to exclude: amortization of goodwill and purchased intangible assets of $3,171,000 for the three months ended December 31, 2000 and $7,831,000 for the twelve months ended December 31, 2000; settlement of litigation charges of $1,350,000 for the twelve months ended December 31, 2000; and the associated tax effect of $523,000 for the three months ended December 31, 2000 and $1,515,000 for the twelve months ended December 31, 2000.

                               IONA Technologies
                     Condensed Consolidated Balance Sheets
         (U.S. dollars in thousands, except share and per share data)

                                                                              December 31,  December 31,
                                                                                 2001           2000
                                                                             (Unaudited)    (Unaudited)
                                                                         -------------------------------
       ASSETS
Current assets:
     Cash and cash equivalents                                                   $ 29,587       $ 38,193
     Marketable securities                                                         24,110         57,447
     Accounts receivable, net of allowance for
          doubtful accounts of $1,321 at December, 2001
           and $926 December 31, 2000                                              44,207         47,559
     Prepaid expenses and other current assets                                      4,290          7,287
                                                                         -------------------------------
          Total current assets                                                    102,194        150,486

Property and equipment, net                                                        18,789         18,578
Other non-current assets                                                           47,948          9,948
Investments                                                                            50            561
Goodwill, net of accumulated amortization of $64,654 and $4,870
     at December 31, 2001 and December 31, 2000, respectively                     268,717         22,986
                                                                         -------------------------------
          Total assets                                                           $437,698       $202,559
                                                                         ===============================

       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                            $  3,429       $  2,200
     Accrued payroll and related expenses                                          12,134         11,075
     Other accrued liabilities                                                     14,017         16,593
     Deferred revenue                                                              32,352         21,384
                                                                         -------------------------------
          Total current liabilities                                                61,932         51,252

Shareholders' equity:
     Ordinary Shares,  E 0.0025 par value, 150,000,000
          shares authorized; 27,816,711 and 21,990,324 shares
          issued and outstanding at December 31, 2001 and
          December 31, 2000, respectively                                              80             66
     Additional paid-in capital                                                   427,128        114,281
     Accumulated (deficit) earnings                                               (46,620)        36,880
     Deferred stock compensation                                                   (4,822)          (195)
     Accumulated other comprehensive income                                             0            275
                                                                         -------------------------------
          Total shareholders' equity                                              375,766        151,307
                                                                         -------------------------------

          Total liabilities and shareholders' equity                             $437,698       $202,559
                                                                         ===============================

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized,


                                          IONA Technologies PLC

Date:  January 25, 2002                  By:  /s/ Barry S. Morris
       --------------------                   --------------------
                                              Chief Executive Officer
                                              and Director